EXHIBIT 12.1

Lexar Media, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	1998	1999	2000	2001	2002	Three Months Ended March 31, 2003
Pre-tax income (loss) from continuing operations	$(9,090)	$(15,281)	$(54,266)	$(44,566)	$10,462	$4,283

Fixed charges:
Interest expense and amortization of debt issuance cost	591	527	7,242	5,929	728	73
Rentals (33%)	113	128	222	252	265	68
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	$704	$655	$7,464	$6,181	$993	$141

Pre-tax income (loss) from continuing operations plus fixed charges less PS requirement	$(8,386)	$(14,626)	$(46,802)	$(38,385)	$11,455	$4,424

Ratio of earnings to fixed charges	—	—	—	—	11.5x	31.3x

Deficit where ratio coverage less than 1:1. The registrant must generate additional earnings as follows to achieve a coverage ratio of 1:1	$9,090	$15,281	$54,266 [1]	$44,566 [2]	—

[1] Included in earnings for 2000 was nonrecurring expenses of $6.0 million before income taxes relating to litigation settlement with Sandisk.			6,000
[2] Included in earnings for 2001 was nonrecurring expenses of $4.9 million before income taxes relating to restructuring activities and the impairment of goodwill associated with Printroom.com.				4,940

Deficit, excluding non-recurring charges	9,090	15,281	48,266	39,626